 Exhibit 99.1

Cost-Benefit Analysis:
Reverse Stock Split

Presented to:

Prepared by:

August 2, 2006

Contents

SUMMARY OF FINDINGS	1
REVERSE STOCK SPLIT	2
ADVANTAGES	2
DISADVANTAGES	3
PRO FORMAS	3
OTHER CONSIDERATIONS	6

Northeast Capital & Advisory, Inc.

Cost-Benefit Analysis

Summary of Findings

As of March 31, 2006, Northway Financial had approximately 1,491,174 shares of common stock outstanding and approximately 1,221 shareholders of record. Of the 1,221 shareholders, approximately 282 hold less than 50 shares of stock apiece. These shareholders hold approximately 7,961 shares, or .54% of Northway’s total shares outstanding, but represent 23.10% of Northway’s total number of record holders. In addition, while approximately 441 shareholders, or 36.12% of the total number of record holders, hold less than 100 shares each, these shareholders only own 20,023 shares, or 1.34% of the total shares outstanding. As a result, a disproportionate amount of Northway’s expenses for the administration of shareholder accounts is attributable to stockholders with small positions.

Individuals holding:	Shareholders	% of Total Shareholders	Shares	% of Total Shares
< 50 shares	282	23.10%	7,961	0.54%
< 100 shares	441	36.12%	20,023	1.34%

Distribution of Shares Held by Investors Holding Less than 50 or 100 Shares by State

As shown by the charts above, the majority of the shareholders with small positions live in New Hampshire. In addition, we compared the list of shareholders as of March 31, 2006 to the list of shareholders as of November 20, 2000, and found that of the 282 shareholders that own less than 50 shares each, approximately 223, or 79.08%, have not purchased or sold shares since 2000. Similarly, approximately 345 of the 441 shareholders with less than 100 shares have not changed their positions since 2000.

Cost-Benefit Analysis (Continued)

Reverse Stock Split

To reduce the cost of servicing stockholders with small positions, Northway can do the following:

1.	Effect a 1 for 50 (100) reverse stock split.

➢
Each holder of less than 50 (100) shares immediately before the reverse stock split will receive [$xx.00] in cash, without interest, for each share held immediately before the reverse stock split and will no longer be a stockholder of Northway; and

➢
Each holder of 50 (100) or more shares immediately prior to the reverse stock split will receive a fractional share for each common share held immediately before the reverse stock split. Since fractional shares held by holders of 50 (100) or more shares will not be purchased by Northway, these holders will not be entitled to receive any cash payment from Northway.

2.	Immediately after the reverse stock split is complete, initiate a 50 (100) for 1 forward stock split.

➢	As a result, the continuing holders will hold the same number of shares as they did before the stock splits; however, their portion of total shares outstanding will be slightly higher.

Advantages

▪
Reduce expenses related to administering small stockholder accounts. Currently, a disproportionate amount of Northway’s expenses relating to the administration of shareholder accounts is attributable to stockholders holding less than 0.54% (1.34%) of Northway’s issued and outstanding shares. See Pro Formas for estimates of cost savings.

▪	Provides a valuable use for excess capital.

▪	Provides small holders with less than 50 (100) shares with an opportunity to liquidate their shares without paying brokerage commissions or other transaction fees.

Cost-Benefit Analysis (Continued)

Disadvantages

▪
 Costs associated with performing the stock splits; however, since Northway would be in effect performing a repurchase of 7,961 (20,023) shares, we must net out the costs Northway would have incurred of $1,990 ($5,006) on broker fees had typical share repurchases been performed. See Pro Formas for cost estimates.

▪	Small holders, who are mostly loyal, local investors, will no longer hold a financial interest in Northway.

Pro Formas

Cost Estimates (for a 1 for 50 Split)

Legal Fees	50,000
Accounting Fees	5,000
Filing Fees	400
Financial Advisory/ Valuation Fees	15,000
Printing and Mailing Costs	5,000
Proxy Solicitor Fees	0
Less Cost Savings (Broker Fees)	(1,990)
Total	73,410

Cost Savings (for a 1 for 50 Split)

Variable Shareholder Expenses	5,728

Cost-Benefit Analysis (Continued)

Cost-Benefit Analysis (Continued)

Cost-Benefit Analysis (Continued)

Other Considerations

▪	Stock splits require the approval of a majority of the outstanding shares under Northway’s Articles of Incorporation.

▪
To exercise dissenters’ rights under New Hampshire law, Northway shareholders must deliver to Northway, before the taking of the necessary stockholder vote pertaining to the transactions, written objection to such transactions.

▪	No insiders own less than 50 (100) shares.

▪
The stock splits will have a minimal effect on the relative voting power of the continuing shareholders. An estimated 7,961 (20,023) shares will be eliminated in connection with the stock splits, which is only 0.54% (1.34%) of Northway’s outstanding shares. As a result, each continuing holder’s ownership will increase by approximately 0.54% (1.34%). As of March 31, 2006, the executive officers and directors of Northway own approximately 15.82% of the shares outstanding. Following the stock splits, they will collectively own approximately 15.90% (16.04%) of the shares outstanding.

▪	Jeffrey Gendell currently owns 146,801 shares, or 9.84% of total shares outstanding. Following the 1 for 50 (1 for 100) stock split, he will own approximately 9.90% (9.98%).